Oodles Corporation

Yr 2019 Financial Statements	
Income Statement	
	Yr 2019
Sales	$42,203.03
Cost of Sales	$0.00
Gross Margin	$42,203.03
Operating Expenses	
Marketing	$25,827.20
Sales	$98,526.78
G&A	$222,870.41
Total Operating Expenses	$347,224.39
Interest (Income)/Expenses	$0.00
Net Income/(Loss)	($305,021.36)
Balance Sheet	
	Yr 2019
Current Assets	
Cash + Other Vendor Pre-Payments In-Hand	$187,683.27
Accounts Receivable/Other Pre-paid Assets	$9,885.55
Inventory	$0.00
Total Current Assets	$197,568.82
Non-Current Assets	

Fixed Assets (Computers etc.)	$34,430.00
Total Assets	$231,998.82
Current Liabilities	
Accounts Payable	$17,661.92
Other Current Liabilities	$0.00
Total Current Liabilities	$17,661.92
Non-Current Liabilities	
Loans Payable	$28,600.00
Other Non-Current Liabilities	$0.00
Total Liabilities	$46,261.92
Equity (cumulative since company inception)	
Common Stock (cumulative)	$719,154.00
Retained Earnings (cumulative)	($533,417.10)
Total Equity	$185,736.90
Total Liabilities & Equity	$231,998.82
(Difference)	$0.00
Cash Flow Statement	
	Yr 2019
Net Income/(Loss)	($305,021.36)
Depreciation	$0.00
Accounts Receivable	($7,473.06)
Inventory	$0.00

Accounts Payable	$16,767.71
Net Cash Provided/(Used By) Operations	($295,726.71)
CAPEX (Purchase)/Sales	$0.00
Financing Activities	
Loans Payable	$0.00
Stock/Stock Options Purchase/(Sales)	$454,501.50
Net Cash Provided/(Used By) Financing Activities	$454,501.50
Change In Net Cash During Year	$158,774.79
Net Cash On Hand Beginning Of Year	$27,979.62
Net Cash On Hand End Of Year	$186,754.41